Mail Stop 6010

								November 4, 2005

Via U.S. Mail and Facsimile

Mr. David A. Almeida
Vice President - Finance and Chief Financial Officer
Axsys Technologies, Inc.
175 Capital Boulevard, Suite 103
Rocky Hill, CT 06067

Re:	Axsys Technologies, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed February 24, 2005
	File No. 000-16182

Dear Mr. Almeida:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Financial Statements, page F-1

Note 2 - Acquisitions, page F-12

1. We note your acquisition of Telic on April 8, 2004 and of Diversified Optical Products on May 2, 2005. We see that $9.4 million of the Telic purchase price and $44.5 million of the Diversified Optical Products purchase price were allocated to goodwill. Tell us about the valuation methodologies and significant assumptions used to allocate the purchase prices to the acquired assets and liabilities, including goodwill and intangible assets. Explain why such a significant portion of the purchase prices were allocated to goodwill. Support that you have made purchase allocations that are appropriate under SFAS 141 and that those allocations appropriately identified all significant intangible assets.

2. As a related matter, the footnotes to future filings should clearly indicate the factors you considered in agreeing to purchase prices that resulted in significant allocations to goodwill.

3. We see the significance of the customer relationship asset to the purchase price for the Telic transaction. In future filings please clarify how management estimated the fair value of the customer relationship asset. Also, disclose the basis for the 22 year life assigned to that asset. Please also apply this comment with respect to the customer relationship asset recorded in connection with the Diversified Optical Products transaction.

Form 10-Q for the Quarterly Period Ended April 2, 2005

Part I - Financial Information, page 3

Note 10 - Shareholders` Equity, page 11

4. We see that you received 4,596 shares of Axsys common stock as payment in lieu of cash for the exercise of incentive stock options.
Tell us about the terms and conditions of the cashless exercise provisions of your stock option plans. Also, tell us how those provisions are considered in your accounting for stock options, including whether variable plan accounting is required under FIN 44.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.


      Sincerely,



Gary Todd
Reviewing Accountant
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Mr. David A. Almeida
Axsys Technologies, Inc.
November 4, 2005
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